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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECEIVED
2007 NOV -1 PM 3:13
SEC / MR

DIVISION OF
MARKET REGULATION

October 22, 2007

Act	1934 Act
Section	Regulation M
Rule	102
Public Availability	10-22-7

P.E. 10-18-07

Dennis O. Garris
Alston & Bird LLP
900 F Street, NW
Washington, D.C. 20004-1404

Re: Class Relief for Real Estate Investment Trust Share Redemption Programs
Regulation M Rule 102
TP File No. 08-06


07082668


SEC MAIL PROCESSING
RECEIVED
OCT 2 2007
WASH. D.C. 185 SECTION

Dear Mr. Garris:

In your letter dated October 18, 2007, as supplemented by conversations with the staff of the Division of Market Regulation ("Division"), you request a class exemption from the provisions of Rule 102(a) of Regulation M to allow non-listed real estate investment trusts ("REITs") to redeem their common stock through established share redemption programs while engaged in distributions of their common stock. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, defined terms in this letter have the same meaning as in your October 18, 2007 correspondence.

As a consequence of the continuous offerings of a non-listed REIT's shares of common stock, the non-listed REIT will be engaged in a distribution of its common stock shares pursuant to Regulation M. As a result, bids for or purchases of shares of REIT common stock or any reference security by the REIT or any affiliated purchaser of the REIT are prohibited during the Regulation M restricted period, unless specifically excepted by or exempted from Rule 102.

Response:

On the basis of your representations and the facts presented but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit non-listed REITs to redeem their common stock under an established share redemption program during the applicable Regulation M restricted period while in a distribution of their common stock. The relief granted herein extends to all non-listed REITs that purchase shares of their common stock under an established share redemption program while engaged in a distribution of REIT common stock if the following conditions are met:

- There is no trading market for the REIT's common stock;

- The REIT will terminate its share redemption program during the distribution of its common stock in the event that a secondary market for the REIT's common stock develops;

- The REIT purchases shares of its common stock under its share redemption program at a price that does not exceed the then current public offering price of its common stock;

- The terms of the share redemption program will be fully disclosed in the REIT's prospectus; and

- Except as otherwise exempted herein, the REIT shall comply with Regulation M.

The foregoing exemption from Rule 102 is strictly limited to the application of Rule 102 to non-listed REIT share redemption programs as described above and in your letter. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. Requests for relief not meeting the conditions listed above will continue to be considered on a case by case basis.

This exemption is subject to modification or revocation at any time the Commission or Staff determines that such action is necessary or appropriate in furtherance of the purposes of the Securities Exchange Act of 1934 ("Exchange Act"). In addition, persons relying on this exemption are directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the persons relying on this exemptive position. The Division expresses no view with respect to any other question that a REIT's share redemption program may raise, including, but not limited to the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, a share redemption program.

For the Commission, by the
Division of Market Regulation,
Pursuant to delegated authority,



James A. Brigagliano
Associate Director
Office of Trading Practices and Processing

Attachment

ALSTON&BIRD LLP

www.alston.com

Dennis O. Garris Direct Dial: 202-756-3452 E-mail: dennis.garris@alston.com

October 18, 2007

James A. Brigagliano, Associate Director
Office of Trading Practices and Processing
Division of Market Regulation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Request for Class Exemption From Rule 102(a) of Regulation M

Dear Mr. Brigagliano:

I am writing to request that the Division of Market Regulation grant a class exemption from the provisions of Rule 102(a) of Regulation M under the Securities Exchange Act of 1934, as amended, (the "Exchange Act") to allow non-listed real estate investment trusts ("REITs") to effect redemptions of their common stock through established redemption programs during such REITs' offering periods.

Redemption Programs for Non-Listed REITs

Non-listed REITs typically conduct continuous offerings of their common stock for up to two years. These offerings constitute distributions under Regulation M. As a result, bids for, or purchases of the non-listed REIT's common stock (or any reference security by the REIT or any affiliated purchaser of the REIT) are prohibited during the restricted period specified in Regulation M, unless specifically excepted by or exempted from Rule 102.

These REITs do not list their common stock on any securities exchange or other market and generally have no plans to do so. No secondary trading markets typically develop for a non-listed REIT's common stock, unless and until the REIT determines to list its common stock on a securities exchange or other market. Non-listed REITs create share redemption programs to provide a source of liquidity for shareholders. Under these plans, the redemption price does not exceed the then-current offering price. Additionally, redemptions are not solicited by a REIT and are not made with the purpose of trading in, and should not have the effect of manipulating or raising the offering price of the non-listed REIT's common stock. Although shareholders of non-listed REITs are made aware of the availability of a redemption program at the time they purchase their shares, by means of a description in the prospectus, and are generally informed in writing of any changes to the plan, the REITs do not affirmatively solicit participation by their shareholders in the redemption program. The role of a REIT in effectuating redemptions under a redemption program is typically ministerial.

Request for Exemption

The Division of Market Regulation has previously granted exemptive relief with respect to Regulation M to non-listed REITs with share redemption programs that allow investors to make redemption requests on a periodic (such as monthly or quarterly) basis.[1] Recently, certain non-listed REITs have filed registration statements describing an open-ended redemption program structure that would allow for daily redemptions at the same price as the daily offering price, which is expected to be the REIT's net asset value per share calculated for that day (after the close of business). Additionally, these proposed "open-ended REITs" do not expect to have a pre-set limit on the number or dollar amount of shares that can be redeemed during the calendar year.[2]

Rule 102(a) of Regulation M is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution of securities. The rule prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a then-current distribution. The Commission is authorized, pursuant to Rule 102(e) of Regulation M, to exempt from the provisions of Rule 102 any transaction or class of transactions, either unconditionally or subject to specified terms and conditions.

Permitting a non-listed REIT to effect redemptions under a share redemption program during its continuous offering does not present the potential for manipulation of the REIT's common stock price given that there is no trading market for the non-listed REIT's common stock, and the redemption price does not exceed the then-current offering price.[3] This would be the case even where the redemption plan does not have a pre-set limit on the number or dollar amount of shares that may be redeemed.

I believe that redemptions under a non-listed REIT's redemption program will not manipulate, condition or stimulate the market for the REIT's common stock. I request that the Division of Market Regulation, pursuant to Rule 102(e) of Regulation M, grant a class exemption from the provisions of Rule 102(a) to permit non-listed REITs to effect

[1] See Behringer Harvard REIT I, et al., (October 26, 2004); Paladin Realty Income Properties, Inc. (October 14, 2004); Orange Hospitality, Inc. (September 9, 2004); Hines Real Estate Investment Trust, Inc. (June 18, 2004); CNL Income Properties, Inc. (March 11, 2004); Wells Real Estate Investment Trust II, Inc. (December 9, 2003).
[2] See Wells Total Return REIT, Inc. Registration Statement on Form S-11, as amended (Registration Number 333-142889); Fidelity Property Income Trust, as amended (Registration Number 333-135982).
[3] Typical redemption plans set the redemption price at a fixed price below the offering price or at a fixed discount to the offering price. The proposed open-ended structures would allow the redemption price to fluctuate with, and be equivalent to but not greater than, the current offering price.

redemptions of their common stock through established redemption programs during such REITs' offering periods. Such an exemption from the provisions of Rule 102(a) would be consistent with prior exemptions granted on a case-by-case basis by the Division of Market Regulation.

If you have any questions regarding this request, or if you need any additional information, please do not hesitate to contact me at (202) 756-3452.

Respectfully submitted,



Dennis O. Garris

DG:DB/ks

END